UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

Progress Software Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

743312100

(CUSIP Number)

Praesidium Investment Management Company, LLC

1411 Broadway – 29th Floor

New York, NY 10018

Tel. No.: (212) 821-1495

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743312100

1	NAME OF REPORTING PERSON

Praesidium Investment Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 743312100

1	NAME OF REPORTING PERSON

Kevin Oram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 743312100

1	NAME OF REPORTING PERSON

Peter Uddo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP No. 743312100

THE SCHEDULE 13D

This Amendment No. 11 supplements the information set forth in the Schedule 13D filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on December 19, 2011, as amended and supplemented by Amendment No. 1 filed with the SEC on March 14, 2012, Amendment No. 2 filed with the SEC on October 26, 2012, Amendment No. 3 filed with the SEC on January 31, 2013, Amendment No. 4 filed with the SEC on February 6, 2014, Amendment No. 5 filed with the SEC on January 11, 2016, Amendment No. 6 filed with the SEC on September 14, 2016, Amendment No. 7 filed with the SEC on January 6, 2017, Amendment No. 8 filed with the SEC on March 29, 2017, Amendment No. 9 filed with the SEC on August 2, 2017, and Amendment No. 10 filed with the SEC on September 15, 2017 (the “Schedule 13D”), relating to common stock (“Common Stock”), of Progress Software Corporation, a Delaware corporation (the “Issuer”).

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram, the “Reporting Persons”).

Praesidium, in its capacity as investment manager to certain investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote 1,000 shares of Common Stock held in the Accounts and to dispose of 1,000 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the Accounts is approximately $40.88 per share. The source of these funds for the Accounts was their working capital.

Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

5

CUSIP No. 743312100

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

Since the filing of Praesidium’s Schedule 13D amendment on August 2, 2017, in which Praesidium stated that it had brought ideas around “internal initiatives” directly to the Issuer’s Board of Directors, the Issuer’s stock price has appreciated by approximately 50%. Following Praesidium’s August 2nd Schedule 13D amendment, it issued a detailed public letter and presentation on September 15, 2017, which were filed as exhibits to Praesidium’s Schedule 13D amendment filed on September 15, 2017. Subsequently, the Issuer publically stated that the “board has carefully considered Praesidium's observations and believes many of their ideas have merit,” and has reacted by enacting significant change in the Issuer’s acquisition strategy, cost cutting initiatives and capital allocation. As a result of the significant stock price appreciation, the Reporting Persons have reduced their holdings of the Issuer’s shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b) The Reporting Persons beneficially own 1,000 shares of Common Stock, which represents less than 1% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of March 7, 2018, as set forth in this Schedule 13D, by (ii) the 46,386,883 shares of Common Stock outstanding as of January 19, 2018, according to the Issuer’s Annual Report on Form 10-K filed with the SEC on January 26, 2018.

Praesidium, in its capacity as investment manager to the Accounts, has sole power to vote 1,000 shares of Common Stock and the power to dispose of 1,000 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Common Stock held in the Accounts.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) Not Applicable.

(e) As of March 5, 2018, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock of the Issuer.

6

CUSIP No. 743312100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2018

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
	Name:	Kevin Oram
	Title:	Managing Member

KEVIN ORAM

By:	/s/ Kevin Oram

PETER UDDO

By:	/s/ Peter Uddo

7

CUSIP No. 743312100

Annex A

Except as set forth below, there have been no transactions in the Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the other persons named in Item 2 during the past sixty days.

During the past sixty days, the Reporting Persons effected the following sales of shares of Common Stock in open market transactions:

Nature of Transaction	Date of Purchase/Sale	Amount Purchased/(Sold)	Price Per Share

Sale	01/11/2018	(134,192)	50.75
Sale	01/12/2018	(250,822)	50.87
Sale	01/31/2018	(3,270)	50.07
Sale	02/05/2018	(5,480)	48.04
Sale	02/06/2018	(40,100)	47.99
Sale	02/07/2018	(7,200)	47.97
Sale	02/14/2018	(4,767)	47.97
Sale	02/15/2018	(33,940)	47.97
Sale	02/16/2018	(7,700)	47.97
Sale	02/21/2018	(70,000)	49.04
Sale	02/22/2018	(12,176)	48.44
Sale	03/05/2018	(3,757,832)	44.39